UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Reports Record Revenues of $20.3 Million for Q2 Fiscal 2007, Representing a 454% Increase in Revenues Over the Same Period in 2006

Unprecedented Financial Performance Highlighted by Record Net Earnings of $2.2 Million for Second Quarter Fiscal 2007 Results

TORONTO—(MARKET WIRE) – April 13, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX: PAE - News) (Toronto: PAE - News) today announced outstanding operating results for its second quarter of fiscal 2007, ending February 28, 2007, highlighted by the Company’s unprecedented growth in revenues to $20.3 million from $3.7 million in the same period last year.  The Company’s revenues for the six months ended February 28, 2007 were a record $31.6 million, up 600% from $4.6 million during the same period in fiscal 2006, with all business segments reporting continued strong revenue growth.

Peace Arch reported net earnings of $2.2 million, or $0.06 per diluted share in the second quarter, compared to a net loss of $(0.7) million, or $(0.04) per diluted share for the same period last year.  For the six months ended February 28, 2007, net earnings were $2.3 million, or $0.06 per diluted share, as compared to a net loss of $(1.4) million or $(0.07) per diluted share last year.

“Peace Arch’s senior management team has been energized by delivering results,” said Gary Howsam, Chief Executive Officer of Peace Arch Entertainment. “We executed on our strategic plan: to continually expand the quality and volume of our product supply and improve our worldwide distribution and sales capabilities. This quarter reflects the success of this business model and we plan to stay focused on this strategy.”

The Company delivered 16 episodes of television programming during the quarter, including five episodes of the dramatic new series “The Tudors,” which premiered to record audiences in the U.S. on Showtime Networks, 11 episodes of three lifestyle series and five movies. This is compared to the delivery of 13 episodes of a television series and no movies in the second quarter of last year. Peace Arch’s Home Entertainment segment had the strongest quarter in its history including solid results from the holiday period. Included in Peace Arch’s earnings for the quarter was an amount of US$1 million representing a favorable settlement of an outstanding legal dispute.

During the second quarter the Company:

•

Completed its acquisition of independent film companies Castle Hill Productions Inc. and Dream LLC., whose library of approximately 500 classic and contemporary motion pictures represents one of the largest independent film libraries in the world.  This strategic transaction provides Peace Arch with a new inventory of available entertainment content for U.S. and worldwide distribution, and brings to the Company a proven U.S. distribution and licensing operation with an experienced executive team.  The results of operations of Castle Hill Productions Inc. and Dream LLC have been included in the Company’s results since December 21, 2006.

•

Added industry veteran Mark Balsam as President of U.S. Distribution as part of the Castle Hill Productions Inc. and Dream LLC acquisition.

•

Received a one time payment of US$1 million as settlement of an outstanding legal dispute concerning the co-financing of a television series.  (In addition, the Company entered into a distribution agreement with the co-financier for the sale of certain U.S. broadcast rights for that series.)

•

Produced or acquired several feature films for DVD and television exploitation, including the thrillers “Final Draft” starring James Van Der Beek, “The Cradle” starring Lukas Haas, “Harm’s Way” starring Academy Award-winner Kathleen Quinlan, and the family film “Luna: Spirit of The Whale” starring Adam Beach and Jason Priestley.

•

Licensed all distribution rights to the Company’s feature film “Animal 2,” starring Ving Rhames, to Genius Entertainment, one of the leading home entertainment distributors in the United States.  “Animal 2” is a sequel to the sleeper hit “Animal,” which grossed more than US$8 million in DVD revenues in 2005.

Subsequent to the second quarter ended February 28, 2007, the following significant transactions occurred:

•

Peace Arch signed a licensing agreement for U.S. distribution rights for two of the Company's feature films, "Final Draft" and "The Cradle" to Genius Entertainment, one of the leading home entertainment distributors in the United States.

•

The Company acquired worldwide rights to the feature films "Shred" and “Shred 2” snowboarding action comedies to be released during the next two ski and snowboarding seasons, starring popular comic actor Tom Green.

•

The Company acquired worldwide rights to the feature film "The Deal," adapted from a best-selling book, and starring Meg Ryan, William H. Macy, LL Cool J and Elliott Gould, currently in production in South Africa.

As at February 28, 2007, Peace Arch’s total shares outstanding was 32,899,309 Common Shares (including 222,689 shares in escrow) and 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares.  The Company also has outstanding 1,185,896 Series II Preference Share purchase warrants and 1,324,000 Common Share purchase warrants.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

(310) 776.7208

Email Contact

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	February 28 2007 $ (unaudited)	August 31 2006 $ (audited)
Assets

Cash and cash equivalents	5,542	1,216

Accounts and other receivables (note 4)	37,581	21,471

Inventory	2,249	1,830

Investment in film and television programming (note 5)	47,713	29,174

Prepaid expenses and deposits	434	370

Property and equipment (note 6)	944	571

Intangible assets (note 7)	3,479	1,875

Deferred costs (note 8)	355	511

Goodwill (note 10)	7,468	5,252

Restricted term deposits (note 16)	23,805	21,272

	129,570	83,542

Liabilities

Bank credit facility (note 11)	2,050	1,811

Term loan (note 12)	3,212	-

Production loans (note 13)	45,387	29,762

Accounts payable and accrued liabilities (note 14)	27,043	11,384

Deferred revenue	5,388	799

Future income tax liability	764	883

Revenue guarantee obligation (note 16)	23,805	21,272

	107,649	65,911

Shareholders’ Equity

Capital stock (note 17)	23,914	21,760

Contributed surplus (note 18)	3,081	2,864

Warrants (note 19)	808	1,010

Other paid-in capital	680	680

Deficit	(6,562)	(8,683)

	21,921	17,631

	129,570	83,542

Nature of operations and going concern (note 1)

Commitments and contingencies (note 24)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Revenue	20,276	3,661	31,606	4,570

Expenses
Amortization of investment in film and television programming, and other production costs	11,073	934	15,471	1,766
Home entertainment direct costs	4,247	1,420	8,496	1,420
Selling, general and administrative	2,630	1,559	4,520	2,579
Other amortization	199	182	323	202

	18,149	4,095	28,810	5,967

Earnings (loss) from operations before the undernoted	2,127	(434)	2,796	(1,397)

Interest income	407	244	667	496
Interest expense (note 20)	(959)	(658)	(1,536)	(1,088)
Gain on sale of asset	-	10	-	43
Foreign exchange gain (loss)	(348)	97	(665)	506
Legal settlement (note 15)	957	-	957	-
Loss on settlement of obligations (note 17(a)(iii))	-	-	(13)	-

Earnings (loss) before income taxes	2,184	(741)	2,206	(1,440)

Income tax recovery	55	-	119	-

Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)

Net earnings (loss) per common share (note 21)
Basic	0.07	(0.04)	0.07	(0.07)

Diluted	0.06	(0.04)	0.06	(0.07)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Deficit – Beginning of period	(8,697)	(5,013)	(8,683)	(4,255)

Preference share dividends	(104)	(76)	(204)	(135)
Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)

Deficit – End of period	(6,562)	(5,830)	(6,562)	(5,830)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended February 28		Six Months Ended February 28
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Cash flows from operating activities
Net earnings (loss) for the period	2,239	(741)	2,325	(1,440)
Items not affecting cash
Amortization of film and television programming (note 5)	8,992	637	11,366	1,176
Income tax recovery	(55)	-	(119)	-
Other amortization	199	182	323	202
Stock-based compensation and warrant costs	187	187	306	243
Loss on settlement of obligations	-	-	13	-
Gain on sale of asset	-	(10)	-	(43)
Investment in film and television programming	(11,209)	(5,952)	(21,304)	(10,455)
Changes in non-cash operating working capital (note 22)	(2,195)	829	2,184	2,706

	(1,842)	(4,868)	(4,906)	(7,611)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	(3,176)	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC, net of bank indebtedness acquired (note 9)	(9,150)	-	(9,652)	-
Property and equipment purchases	(367)	(95)	(415)	(127)

	(9,517)	(3,271)	(10,067)	(3,303)

Cash flows from financing activities
Bank credit facility	517	-	239	-
Issuance of term loan (note 12)	3,212	3,500	3,212	3,500
Issuance of preference shares on exercise of warrants	-	827	277	827
Payment of preference share dividends	-	(76)	-	(135)
Issuance of common shares upon exercise of stock options	22	-	22	-
Issuance of common shares on exercise of warrants	156	-	279	-
Deferred financing costs	(355)	(416)	(355)	(416)
Production loans	23,884	6,638	38,999	13,076
Repayment of production loans	(14,185)	(2,154)	(23,374)	(6,667)

	13,251	8,319	19,299	10,185

Increase (decrease) in cash and cash equivalents	1,892	180	4,326	(729)

Cash and cash equivalents – Beginning of period	3,650	519	1,216	1,428

Cash and cash equivalents – End of period	5,542	699	5,542	699

Supplemental cash flow information
Interest paid	866	261	1,496	838

Non-cash transactions (note 23)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 16, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

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C.

Preparation and Filing of Report

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D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.